Exhibit 99.2

CHNR Announces Non-Binding Letter of Intent to Acquire Majority Stake in HooRii Technology, Marking Strategic Shift to Physical AI

HONG KONG, March 19, 2026 /PRNewswire/ – China Natural Resources, Inc. (NASDAQ: CHNR) (“CHNR” or the “Company”), a holding company that operates in exploration and mining business, today announced that it has signed a non-binding Letter of Intent (“LOI”) with Feishang Group Limited, its principal shareholder (“Feishang”), to acquire 100% shares of a wholly owned subsidiary of Feishang that will own, directly or indirectly, 59.79% of the equity interest of HooRii Technology (HK) Limited (“HooRii”), a limited liability company incorporated in Hong Kong specializing in physical AI development, through the combination of IOT and artificial intelligence, to bring AI into the physical world (the “Acquisition”). The Company has established a special committee consisting of all of the independent directors to evaluate the Acquisition.

Pursuant to the LOI, the Acquisition’s total consideration is estimated to range between US$37 million to US$40 million through a combination of cash and stock issuance. The Acquisition is subject to the negotiation and execution of definitive documentation, completion of due diligence, receipt of regulatory approvals, and necessary corporate approval, alongside other customary closing conditions.

This proposed Acquisition represents a pivotal strategic evolution for CHNR, advancing the Company’s dual mandate to strengthen its core mining operations through AI and to build a scalable growth platform in cutting-edge AI and IoT technologies. CHNR plans to deploy HooRii’s AI and IoT expertise to optimize mining workflows, enhance safety, and improve cost efficiency across CHNR’s global assets, while leveraging HooRii’s market-leading technology to expand into the high-growth Physica AI market, diversifying beyond traditional resources.

Since its founding in 2021, HooRii has been at the forefront of IoT technology. Supported by Feishang, HooRii is a world-leading company at the intersection of AI and IoT, determined to become a key force in connecting artificial intelligence with the physical world, driven by the mission to “Bring your AI to the real world.” HooRii initially focused on advancing the development and commercialization of the Thread protocol, successfully launching a series of hardware and software products and solutions that provided robust technical support for millions of IoT devices and thousands of developers worldwide.

In 2026, as OpenClaw became the most popular project in GitHub’s history, a wave of Personal AI Assistants swept the globe. HooRii seized this momentum to launch ClawStage, the first embodied personal AI built on the OpenClaw architecture. This landmark product received widespread acclaim within a month of its launch, gaining over ten million impressions and attracting more than ten thousand seed users. Since its inception, HooRii has secured multiple rounds of investment from renowned funds, including Plum Venture, Eminence Venture, and PreAngel Venture, with total financing exceeding $7 million USD.

“Today’s announcement marks a watershed moment for CHNR,” said, Wong Wah On Edward, Chief Executive Officer of CHNR. “As an experienced company in the traditional industries, we recognize that embracing AI is not merely an opportunity—it is a necessity. This proposed acquisition would accelerate our transformation, enabling us to apply HooRii’s innovative technology to our core mining business while unlocking new revenue potential in the fast-growing physical AI ecosystem. We are committed to balancing the strength of our heritage with the agility of a tech-enabled future.”

“HooRii’s journey from a start-up to a leader in physical AI is a testament to our team’s innovation and vision,” said Albert Licheng Zhu, Chief Executive Officer of HooRii Technology. “Teaming up with CHNR will provide us with the financial strength, global reach, and operational scale to accelerate product development and market expansion. We are delighted to partner with CHNR to redefine the future of both AI&IOT and the resources industry.”

Important Disclosure Regarding the LOI

The foregoing description of the LOI does not purport to be complete and are qualified in its entirety by reference to the full text of the agreement, which the Company plans to furnish as an exhibit on its current report on Form 6-K.

Investors are cautioned that the LOI is non-binding and serves only as a preliminary expression of intent. The Company provides no assurance that a definitive agreement will be executed or that the proposed acquisition will be consummated on the terms described, or at all. Furthermore, the Company can offer no guarantee regarding the timing of the potential closing, which remains subject to the satisfaction of various closing conditions.

About China Natural Resources, Inc.

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operates in exploration and mining business. The Company is engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in the healthcare and other non-natural resource sectors. Committed to operational excellence, sustainability, and shareholder value, CHNR is advancing a strategic transformation to integrate AI and technology across its business.

About HooRii Technology Limited

HooRii is a Hong Kong-based Physical AI innovator specializing embodied personal AI built on the OpenClaw architecture. Supported by Feishang and many other venture capital funds, HooRii is dedicated to making AI accessible and intuitive for consumers and businesses worldwide.

Forward-Looking Statements

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information please contact:

Zhu Youyi, Chief Financial Officer

Phone: 011-852-2810-7205

cfo@chnr.net